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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LARSCOM INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51729Y108

(Cusip Number)

Martha A. Clarke Adamson
Sierra Ventures Inc.
2884 Sand Hill Road, Ste. 100
Menlo Park, CA 94025
(650) 854-1000

copies to:
Kenneth L. Guernsey, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
(415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51729Y108			Page 2 of 14

1.	Name of Reporting Person: Sierra Ventures V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

2.

CUSIP No. 51729Y108			Page 3 of 14

1.	Name of Reporting Person: SV Associates V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

3.

CUSIP No. 51729Y108			Page 4 of 14

1.	Name of Reporting Person: Sierra Ventures VI, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

4.

CUSIP No. 51729Y108			Page 5 of 14

1.	Name of Reporting Person: SV Associates VI, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

5.

CUSIP No. 51729Y108			Page 6 of 14

1.	Name of Reporting Person: Sierra Ventures VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

6.

CUSIP No. 51729Y108			Page 7 of 14

1.	Name of Reporting Person: Sierra Ventures Associates VII, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

7.

ITEM 1.	SECURITY AND ISSUER

     The statement contained in this Amendment No. 2 to Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Larscom Incorporated (“Larscom”). The principal executive offices of Larscom are located at 39745 Eureka Drive, Newark, CA 94560-4807.

ITEM 2.	IDENTITY AND BACKGROUND

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4.	PURPOSE OF TRANSACTION

     The following paragraph is added after the last paragraph of Item 4:

     “Following consummation of the Merger, the obligations of Sierra Ventures under the Voting Agreement have been terminated in accordance with its terms and, therefore, Sierra Ventures and the Specified Stockholders may no longer be considered a Group for purposes of Section 13D of the Act. Accordingly, Sierra Ventures may no longer be deemed to beneficially own the Subject Shares. Additionally, the shares of Larscom Common Stock held directly by Sierra Ventures have automatically been converted into shares of Verilink Common Stock.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) – (b) is amended and restated in its entirety as follows:

     “Sierra Ventures beneficially owns 0 shares of the Common Stock of Larscom and Sierra Ventures has the right to direct the vote of 0 shares of the Common Stock of Larscom.”

     Item 5(e) is amended and restated in its entirety as follows:

     “Sierra Ventures ceased to be the beneficial owner of more than 5% of Larscom’s outstanding shares of Common Stock on July 28, 2004.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following paragraph is added after the last paragraph of Item 6

     “As discussed in Item 4, following consummation of the Merger, the obligations of Sierra Ventures under the Voting Agreement have been terminated in accordance with its terms and, therefore, Sierra Ventures and the Specified Stockholders may no longer be considered a Group for purposes of Section 13D of the Act. Accordingly, Sierra Ventures may no longer be deemed to beneficially own the Subject Shares. Additionally, the shares of Larscom Common Stock held directly by Sierra Ventures have automatically been converted into shares of Verilink Common Stock.”

8.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
1	Joint Filing Agreement
3	Joint press release issued by Larscom and Verilink, dated July 27, 2004, announcing the consummation of the Merger (incorporated by referrence to Rule 425 filing made by Larscom with the SEC on July 28, 2004).

[signature page follows]

9.

Item 8.	Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2004
(Date)

SIERRA VENTURES V, L.P.
By:	SV Associates V, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SV ASSOCIATES V, L.P.
By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SIERRA VENTURES VI, L.P.
By:	SV Associates VI, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SV ASSOCIATES VI, L.P.
By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

10.

SIERRA VENTURES VII, L.P.
By:	Sierra Ventures Associates VII, L.L.C.
Its General Partner

By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	Managing Member

SIERRA VENTURES ASSOCIATES VII, L.L.C.
By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	Managing Member

11.

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement
3	Joint press release issued by Larscom and Verilink, dated July 27, 2004, announcing the consummation of the Merger (incorporated by referrence to Rule 425 filing made by Larscom with the SEC on July 28, 2004).

12.